FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of October, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice Regarding Devaluation Losses on Securities at the End of the Second Fiscal Quarter Ended September 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: October 31, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
October 31, 2008
Notice Regarding Devaluation Losses on Securities at the End of the Second Fiscal Quarter Ended
September 30, 2008
Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces that the amount of devaluation losses on securities (consolidated basis) at the end of the second fiscal quarter ended September 30, 2008, is estimated as set forth below.

1.	Devaluation losses on securities at the end of the second fiscal quarter ended September 30, 2008 (consolidated basis):

		(Yen in billions)
(A)	Amount of devaluation losses on securities at the end of the second fiscal quarter ended September 30,	45.0
	2008
(B)	Consolidated net assets as of March 31, 2008	1,671.5
	(A/B × 100)	(2.7%)
(C)	Consolidated ordinary profit for the fiscal year ended March 31, 2008	60.8
	(A/C × 100)	(74.0%)
(D)	Consolidated net income for the fiscal year ended March 31, 2008	40.0
	(A/D × 100)	(112.5%)
(Note)	1.	Shown under item (A) above is an approximate amount, of which 42.4 billion yen represents the amount for Mitsui Sumitomo Insurance Company, Limited (“MSI”), the Company’s subsidiary, on a non-consolidated basis.

	2.	Percentages under items (B), (C) and (D) above have been prepared using the consolidated results of MSI for the fiscal year ended March 31, 2008, since the Company was incorporated on April 1, 2008.

	3.	A second fiscal quarter of the Company ends on September 30.
2.	Outlook:
The Company’s business results for the second quarter consolidated cumulative period ended September 30, 2008 are currently being processed. The Company will promptly announce any revision to its earnings forecasts should it become necessary.
- End -

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.